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                     May 23, 2024

       Matthew Walsh
       Chief Financial Officer
       Organon & Co.
       30 Hudson Street, Floor 33
       Jersey City, New Jersey 07302

                                                        Re: Organon & Co.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed May
2, 2024
                                                            Response dated May
14, 2024
                                                            File No. 001-40235

       Dear Matthew Walsh:

              We have reviewed your May 14, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 30,
       2024 letter.
 Matthew Walsh
FirstName
Organon &LastNameMatthew  Walsh
           Co.
Comapany
May        NameOrganon & Co.
     23, 2024
May 23,
Page 2 2024 Page 2
FirstName LastName
Form 8-K filed May 2, 2024

Exhibits

1. We note your response to prior comment 2 and the updated presentation included within
         Table 4 of Exhibit 99.1 from the Form 8-K dated May 2, 2024. However, the updated presentation continues to include most of the line items and subtotals found in your GAAP income statement and adds a measure of gross profit not found in your Form 10-Q. As previously requested, please remove this presentation from future filings or alternatively explain to us in detail how this presentation complies with the guidance in Question
         102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.
       Please contact Gary Newberry at 202-551-3761 or Tara Harkins at 202-551-3639 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences